OLO INC.

285 Fulton Street

One World Trade Center, 82nd Floor

New York, New York 10007

March 12, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Daniel Morris

Erin Jaskot

Angela Lumley

Rufus Decker

RE:	Olo Inc.

Registration Statement on Form S-1

File No. 333-253314

To Whom It May Concern:

Olo Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on Tuesday, March 16, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Nicole Brookshire and Brandon Fenn of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Brandon Fenn of Cooley LLP, counsel to the Registrant, at (212) 479-6626, or in his absence, Nicole Brookshire at (212) 479-6157.

[Signature Page Follows]

Very truly yours,

OLO INC.

By:	/s/ Noah Glass
Name:	Noah Glass
Title:	Chief Financial Officer

cc:	Nithya B. Das, Olo Inc.

Nicole Brookshire, Cooley LLP

Stephane Levy, Cooley LLP

Brandon Fenn, Cooley LLP

John J. Egan, III, Goodwin Procter LLP

[COMPANY SIGNATURE PAGE TO ACCELERATION REQUEST]